Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

Hightimes Holding Corporation

New York, NY

We hereby consent to the use in this Offering Circular Supplement No. 1 to the Offering Circular on Form 1-A POS constituting a part of this Offering Statement, of our independent auditors’ report dated May 20, 2019 relating to the consolidated balance sheets of Hightimes Holding Corp. as of December 31, 2018 and 2017, and the related consolidated statements of operations, stockholders’ deficits, and cash flows for years ending December 31, 2018 and 2017, and the related notes to the consolidated financial statements. Our report on Hightimes Holding Corp. contain an explanatory paragraph regarding the ability of Hightimes Holding Corp. to continue as a going concern.

We also consent to the reference to our Firm under the heading “Experts” in such Post-qualification amendment to Offering Circular.

/s/ RBSM LLP
New York, NY
May 31, 2019